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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                      Form 20-F    X       Form 40-F
                                  ---                  ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                          Yes                   No      X
                                  ---                  ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                         Yes                    No      X
                                  ---                  ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:
                         Yes                    No      X
                                  ---                  ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                 ENDESA's Treasury Stock Was 0.14% of Its Share
                       Capital as of February 29th, 2004

NEW YORK--(BUSINESS WIRE)--March 2, 2004--ENDESA (NYSE:ELE) announced that the number of shares (Treasury Stock) held by the Company as of December 31st, 2003 amounted to 2.089.661, according to the 2003 annual report. This amount represented 0.2% of Endesa's Share Capital.

As of February 29th, 2004, the Treasury Stock amounted to
1.462.653 shares, representing 0.14% of the Company's Share Capital.

These percentages are remarkably lower than the 1.245% communicated to the CNMV in a letter dated November 19th, 2002, in compliance with article 12 of the Royal Decree 377/91.

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212/750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: March 2nd , 2004       By: /s/ David Raya
                                 -----------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations